PineBridge Mutual Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street,
Milwaukee, Wisconsin  53202

July 6, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	PineBridge Mutual Funds (the “Trust”)
File Nos.: 333-14943 and 811-7881

Dear Sir or Madam:

Attached for filing, on behalf of the Trust, is Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”) (Amendment No. 29 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).  This Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of introducing a new fund to the Trust: PineBridge US 25 Equity Fund.

Pursuant to Rule 485(a)(2), the Trust anticipates that this filing shall become effective on or about September 19, 2011.  On or before September 19, 2011, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment.  The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

Please direct any inquiries regarding this filing to me at (414) 765-6620.  Thank you for your assistance with respect to this matter.

Very truly yours,

/s/ Alia Mendez

Alia Mendez, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures